Volaris announces shareholder resolutions adopted during
general extraordinary and general ordinary annual meetings

Mexico City, Mexico. April 22, 2024 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces the resolutions adopted by its shareholders during the general extraordinary and general ordinary annual shareholders’ meeting held on April 19, 2024.

The Company’s shareholders authorized all of the items on the agenda presented during the meetings.

A courtesy English translation summarizing the resolutions adopted is attached as an exhibit.

The information included in this report has not been audited and does not provide any information about the company's future performance. Volaris' future performance depends on a number of factors, and it cannot be inferred that the performance of any period or its comparison with the same period of the previous year is an indicator of similar performance in the future.

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 198 and its fleet from 4 to 134 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net